February 14, 2008

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
Building 1, Luoshan Industrial Zone
Shanxia, Pinghu, Longgang
Shenzhen, Guangdong, 518111
People's Republic of China

Re: Hong Kong Highpower Technology, Inc.
        Form S-1
        File No. 333-147355
        Amendment No. 1
        Filed January 28, 2008

Dear Mr. Pan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated December 11, 2007.

Management's Discussion and Analysis…, page 31

Results of Operations, page 36

Nine Months Ended September , 2007 and 2006, page 34

1.   Please revise to discuss the reasons for the 34% increase in average unit selling price.   Reconcile with discussion later that you were unable to pass through increased nickel costs.

2.   Please revise to quantify the increased raw material costs and its impact upon cost of goods sold. Do you believe these higher costs will persist? Explain how you will attempt cope with this pressure on gross margins.

3.   Please quantify and discuss the reasons for the claimed "expansion of our market share."

4.   Refer to prior comment 10 and your response. Please revise to explain the principal reasons for labor cost increases in administrative expenses. Explain whether and why you believe administrative and other operating expenses as a percentage of sales is trending upward.

Guarantees of Bank Loans, page 40

5.   Briefly describe the principal terms of the personal guarantees provided by officers.

6.   Describe any compensation paid or payable for the guarantees.

7.   Describe the extent to which the officer guarantees will remain in force after this offering.

Certain Relationships and Related Transactions, page 61

8.   Refer to prior comment 25 and your response. Note 17 to the financial statements is captioned "Related Party Transactions." It is unclear why your response indicates the Canhold International Limited is not a related party. Please reconcile.

Financial Statements, page F-1

9.   Please ensure the financial statements in the filing comply with the requirements of Rule 3-12 of Regulation S-X upon effectiveness.

Condensed Consolidated Statements of Operations, page F-4

10.   Please refer to prior comment 30. We note your response to our comment which discusses that, "amounts received from the sale of waste material are accounted for on the <u>cash basis</u>". Please tell us the accounting basis for recognizing theses transactions utilizing a non-accrual based accounting methodology. Please quantify the effect of recognizing the transactions on a cash basis as compared to an accrual basis for the periods presented.

Note 11. Intangible Asset, page F-17

11.   Please refer to prior comment 31. We note your response to our comment and revisions to the disclosure which state that you "will pay a license fee of up to $1.0 million based on gross sales of Consumer Batteries". Based on disclosures in the investing activities section of your cash flow statement on page F-5, it appears the $ 1.0 million intangible asset recorded was a result of cash payments made under the agreement.   If that is not the case, please tell us whether you have recorded a liability for any amounts due in your September 30, 2007 balance sheet. Also, confirm that the license agreement required both an initial up front payment of $1.0 million and future license fees of up to $1 million based on gross sales of the licensed product. If this is not the case and you are not legally obligated to make *any* payments under the agreement until sales of the licensed product are made, please discuss the accounting basis for recognizing an intangible asset for $1.0 million. Lastly, please revise the disclosure in the filing to address the matters outlined in our comment.

Note 16. Commitments and Contingencies, page F-19

Contingencies, page F-19

12.   Please refer to prior comment 32. We note your response to our comment and amendment to the filing. We see that you consider the bills discounted to be similar to qualified factoring arrangement with limited recourse. Please support your accounting policy for these bills receivable with references to authoritative accounting literature, refer to SFAS 140 or other applicable literature. Please specifically address why the referenced transactions do not represent secured borrowings. Additionally, please tell us and revise the filing to clarify, if true, that the amount disclosed as "bills discounted" herein represent the gross amount of factored receivables uncollected by the bank at each balance sheet date.

Note 21. Restatement, page F-22

13.   We note the disclosure in the second paragraph, stating that "the Company adjusted reorganization cost, which had been accounted as a charge to additional previously which accounted as paid-in capital to fees and costs related to reorganization." Please revise the filing to present a clear and grammatically correct description of the reason for the restatements to your financial statements.

Note 3. Summary of Significant Accounting Policies, page F-40

Revenue Recognition, page F-44

14.   Please refer to prior comment 38. We note your response to our comment and amendment to the filing. Your current disclosure states a double negative and it is not clear based on the usage of the word "if" whether you have issued any volume discounts. Please tell us and revise the filing to clarify whether any volume incentives exist and specifically how they are recorded. Furthermore, in your response, please detail how your accounting for volume incentives comply with EITF 01-09 or EITF 00-22. Please also apply this comment to your disclosure on page 34 and F-11.

15.   In this regard, please revise the first paragraph of your revenue recognition policy here and on pages 34 and F-11 to correct the typographical error and replace "probably" with "probable."

Selling Shareholder Table in Resale Prospectus

16.   Please revise the footnotes so they are numbered to correspond with the numbers in the table, rather than using bullets.

Exhibits

17.   Please note that we may have further comments when we complete our review of your confidential treatment request.

* * * * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
February 14, 2008
Page 5

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551- 3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Katherine Blair (KL Gates)
        VIA TELEFAX 310-552-5001